210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Details of 2012 Annual and Special Meeting of Shareholders

CALGARY, AB, --- June 15, 2012 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) announced today that its 2012 Annual and Special Meeting of Shareholders will be held on Wednesday, June 20, 2012 at 4:30 p.m. ET at the Hilton Toronto Hotel, 145 Richmond Street West, Toronto, Ontario.

Following the business portion of the meeting, Dr. Brad Thompson, President and CEO of Oncolytics, will discuss recent progress in the development of REOLYSIN® as a potential cancer therapeutic.

A live audio webcast of the presentation will begin at approximately 4:45 p.m. ET: http://w.on24.com/r.htm?e=482065&s=1&k=F0C2FAB4FECFD078771A41104C33A91A or on the company’s website at www.oncolyticsbiotech.com/presentations. It is recommended that listeners log on 15 minutes in advance of the presentation to register and download any necessary software.

An audio replay will be accessible following the presentation at www.oncolyticsbiotech.com/presentations.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The presentation time is subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.  Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	IRG, LLC Erika Moran 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com